Exhibit 21.1

Greenland Technologies Holding Corporation

Subsidiaries of the Registrant

Subsidiary	Place of Incorporation

Greenland Holding Enterprises Inc.	Delaware

Zhongchai Holding (Hong Kong) Limited	Hong Kong

HEVI Corporation	Delaware

Hengyu Capital Limited	Hong Kong

Hangzhou Greenland Energy Technologies Co., Ltd.	People’s Republic of China

Zhejiang Zhongchai Machinery Co., Ltd.	People’s Republic of China